03019277

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
APR 1 - 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
~~333-102489~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
APR 02 2003
THOMSON FINANCIAL

73999 SASCO 2003-12XS
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 26, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Daniel Israeli

Title: Vice President

73999 SASCO 2003-12XS
Form SE re Comp. Mats.

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-12XS

Yield Table - Bond A2

SASCO 2003-12XS
Settle as of 03/28/03

Bond Summary - Bond A2			
Fixed Coupon:	3.600		
Orig Bal:	116,269,000		
Factor:	1.0000000		
Factor Date:	03/25/03	Next Pmt:	04/25/03
Delay:	24	Cusip:	

	50.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		100.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		120.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		150.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		200.00 User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-27	3.61	6.71	3.60	3.37	3.60	2.78	3.59	2.18	3.57	1.58
99-27+	3.61		3.60		3.59		3.58		3.56	
99-28	3.61		3.59		3.59		3.57		3.55	
99-28+	3.61		3.59		3.58		3.57		3.54	
99-29	3.61		3.58		3.57		3.56		3.53	
99-29+	3.60	6.71	3.58	3.37	3.57	2.78	3.55	2.18	3.52	1.58
99-30	3.60		3.57		3.56		3.55		3.51	
99-30+	3.60		3.57		3.56		3.54		3.51	
99-31	3.60		3.57		3.55		3.53		3.50	
99-31+	3.59		3.56		3.55		3.52		3.49	
100-00	3.59	6.71	3.56	3.37	3.54	2.78	3.52	2.18	3.48	1.58
100-00+	3.59		3.55		3.54		3.51		3.47	
100-01	3.59		3.55		3.53		3.50		3.46	
100-01+	3.58		3.54		3.52		3.50		3.45	
100-02	3.58		3.54		3.52		3.49		3.44	
100-02+	3.58	6.71	3.53	3.37	3.51	2.78	3.48	2.18	3.43	1.58
100-03	3.58		3.53		3.51		3.47		3.42	
100-03+	3.58		3.52		3.50		3.47		3.41	
100-04	3.57		3.52		3.50		3.46		3.40	
100-04+	3.57		3.51		3.49		3.45		3.39	
100-05	3.57	6.72	3.51	3.37	3.48	2.78	3.45	2.18	3.38	1.58
Average Life	8.04		3.69		3.00		2.32		1.66	
First Pay	09/25/06		01/25/05		10/25/04		06/25/04		02/25/04	
Last Pay	10/25/18		03/25/10		09/25/08		05/25/07		11/25/05	

Page 5 of 6

Tsy BM	3Mo	6Mo	2YR	5YR	10YR	30YR
Yield	1.1112	1.1194	1.5324	2.6668	3.6853	4.6903
Coupon			1.5000	3.0000	3.8750	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2925	1.8149	2.3180	2.7461	3.1068	3.6242	4.1203	4.4733	4.6491	1.8369	5.0003

Yield Table - Bond NAS

SASCO 2003-12XS
Settle as of 03/28/03

Bond Summary - Bond A8			
Fixed Coupon:	4.540		
Orig Bal:	27,258,000		
Factor:	1.0000000		
Factor Date:	03/25/03	Next Pmt:	04/25/03
Delay:	24	Cusip:	

	50.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		100.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		120.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		150.00 User_Curve_1 (/home/structuring/prepays/62012.txt)		200.00 User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99-27	4.56	6.68	4.56	5.68	4.56	5.40	4.55	4.87	4.55	4.03
99-27+	4.56		4.55		4.55		4.55		4.54	
99-28	4.56		4.55		4.55		4.55		4.54	
99-28+	4.55		4.55		4.55		4.54		4.54	
99-29	4.55		4.55		4.54		4.54		4.53	
99-29+	4.55	6.68	4.54	5.68	4.54	5.40	4.54	4.87	4.53	4.03
99-30	4.55		4.54		4.54		4.53		4.52	
99-30+	4.54		4.54		4.54		4.53		4.52	
99-31	4.54		4.54		4.53		4.53		4.52	
99-31+	4.54		4.53		4.53		4.52		4.51	
100-00	4.54	6.69	4.53	5.68	4.53	5.41	4.52	4.87	4.51	4.03
100-00+	4.54		4.53		4.52		4.52		4.50	
100-01	4.53		4.52		4.52		4.51		4.50	
100-01+	4.53		4.52		4.52		4.51		4.50	
100-02	4.53		4.52		4.52		4.51		4.49	
100-02+	4.53	6.69	4.52	5.68	4.51	5.41	4.51	4.87	4.49	4.03
100-03	4.52		4.51		4.51		4.50		4.48	
100-03+	4.52		4.51		4.51		4.50		4.48	
100-04	4.52		4.51		4.50		4.50		4.48	
100-04+	4.52		4.51		4.50		4.49		4.47	
100-05	4.51	6.69	4.50	5.68	4.50	5.41	4.49	4.87	4.47	4.03
Average Life	8.34		6.80		6.41		5.66		4.55	
First Pay	04/25/06		04/25/06		04/25/06		06/25/06		08/25/06	
Last Pay	05/25/21		03/25/13		07/25/11		09/25/09		12/25/07	

Page 6 of 6

Tsy BM	3Mo	6Mo	2YR	5YR	10YR	30YR	Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1112	1.1194	1.5324	2.6668	3.6853	4.6903	Yield	1.2925	1.8149	2.3180	2.7461	3.1068	3.6242	4.1203	4.4733	4.6491	1.8369	5.0003
Coupon			1.5000	3.0000	3.8750	5.3750												